

August 30, 2012

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust III, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re: Cole Credit Property Trust III, Inc.**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 000-53960**

Dear Mr. McAllaster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the company acquired several properties during the year ended December 31, 2011 and the first two quarters ended June 30, 2012. Please tell us whether any of the properties met the definition of a significant acquisition in accordance with Rule 3-14 of Regulation S-X. In your response tell us whether any of the property acquisitions are considered related. To the extent any of the properties do meet the definition of a significant acquisition, tell us where you have filed the financial statements required by Rule 3-14 of Regulation S-X.

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investment in and Valuation of Real Estate and Related Assets, page F-9.

2. We note your disclosure that you sold 12 properties during the first quarter 2012 and that you have concluded that the properties did not meet the criteria to be classified as held for sale as of December 31, 2011. Please explain to us in further detail how you determined that these properties did not meet the held for sale criteria at year end. In your response, tell us the operating income for these properties that would have been classified as discontinued operations if the properties had been classified as held for sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief